May 14, 2015

Via EDGAR

Tom Kluck
Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: International Endeavors Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 14, 2015
File No. 333-202639

Dear Tom Kluck:

This is International Endeavors Corporation's (the Company) response to your correspondence dated April 9, 2015 relating to the Company's Registration Statement on Form S-1 filed on March 10, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The only written communications presented to investors was the Private offering document.

2. We note that the company’s business is primarily that of acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.

Response-

Although the company’s current primary asset is its cash and a real estate holding; the Company’s business is not primarily for that of acquiring and holding for investment real estate.

Per our marketing plan, we intend to develop a percentage of the current land holding into vineyards for the production of grapes for either resale or for bottling of our wine as well as for the leasing of land for RV’s.

In addition, per our marketing plan, we intend to develop our business around wine tours and the private labeling of our own wines.

We feel that the S-1 is the appropriate registration statement per out business mode.

Risk Factors, page 8

3. Please add a risk factor that addresses the risk related to your net losses, including your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern.

Response

A risk factor was added on page 8.

4. We note your disclosure on page 6 that you may conduct an offering of your shares in the future. Please add risk factor disclosure regarding the potential for dilution in the event this occurs.

Response

A risk factor was added on page 9

As there is no public market, page 10

5. Please revise your disclosure to clarify that you will seek to be quoted on the OTC-BB. Please make similar revisions on pages 12 and 14.

Response

Revisions were made on page 10, 12 and 14 accordingly.

Description of Business, page 17

6. Please provide us with support for all quantitative and qualitative business and industry data. For example only, we note your disclosure on page 18 regarding the projected costs for development, estimated grape yield per acre, cost of bottle production, and profit potential. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response

We have revised the business section to more accurately depict our projections. We have attached our source file as an exhibit A to this correspondence.

7. We note you currently own 10 acres of land. Please clarify the acreage devoted to your RV operations and the amount that will be devoted to a vineyard.

Response

Clarification was made accordingly

8. We note your disclosure on page 17 that you plan to lease your 10 RV sites on a monthly basis. Please clarify whether you will only lease sites on a monthly basis or whether you may lease sites on a weekly basis or yearly basis and, if so, disclose whether the rental price would vary in those instances.

Response

We have updated the paragraph under Current RV Site Operations on page 17 to reflect the details of renting space on a weekly basis.

Special Note Regarding Forward-Looking Statements, page 21

9. Please revise your disclosure in the last paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

Response

The Special Note Regarding Forward-Looking Statements, page 21, was revised accordingly.

Executive Compensation, page 22

10. Please revise your table in accordance with Item 402(n) of Regulation S-K.

Response

The Summary compensation table was revised accordingly on page 22.

Note 1 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition

11. Please expand your disclosures to discuss your accounting policy for customer leases similar to what is within your critical accounting policy for revenue recognition on page 27. However, please also clarify what is meant by nonrefundable payments (after 10 days) and expand to also discuss the typical duration of your lease agreements. To the extent payments are refundable within the first 10 days please clarify your basis for full recognition upon receipt versus until the lapse of the refundable period.

Response

A footnote was added regarding Revenue Recognition on page F-8.

In addition the critical accounting policy for revenue recognition on page 27 was revised accordingly.

And on page 27

Capital Expenditures

12. Please tell us and expand your disclosures to discuss your accounting policy for land improvements. Your discussion should include the types of costs that are capitalized and the periods in which they are capitalized.

Response

We have added a paragraph regarding capital expenditures on page 27.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

13. Please revise your business or MD&A section to describe the company’s plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response

MD&A section was revised accordingly on page 26.

Exhibits

14. We note that you have filed Exhibits 3 and 3.1 as jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

Repsonse

Exhibit format was changed and filed accordingly.

Signatures

15. Please include the signature of your principal financial officer. See Instruction 1 to the Signatures on Form S-1.

Response

Signature was included accordingly.

Sincerely,

/s/ Nate Engel
President,International Endeavors Corporation